SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                          CONTINENTAL AIRLINES, INC.
                               (Name of Issuer)

                     CLASS B COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)


                                   210795209
                                (CUSIP Number)

                             DOUGLAS M. STEENLAND
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        NORTHWEST AIRLINES CORPORATION
                             2700 LONE OAK PARKWAY
                            EAGAN, MINNESOTA 55121
                           TELEPHONE: (612) 727-6500
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               January 22, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  210795209
-------------------------------------------------------------------------
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Northwest Airlines Corporation (IRS Identification No. 41-1905580)
-------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)
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3.   SEC Use Only
-------------------------------------------------------------------------
4.   Source of Funds
     OO (See Item 3)
-------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to

     Items 2(d) or 2(e)
     [  ]
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6.   Citizenship or Place of Organization
     State of Delaware
-------------------------------------------------------------------------
                                7.   Sole Voting Power
             NUMBER                  2,608,247
           OF SHARES
-------------------------------
          BENEFICIALLY          8.   Shared Voting Power
            OWNED BY
             EACH
-------------------------------
           REPORTING            9.   Sole Dispositive Power
          PERSON WITH                2,608,247 shares

-------------------------------
                               10.  Shared Dispositive Power

-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,608,247 shares
-------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (ii) Excludes Certain Shares
     [  ]
-------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Class B -4.9%(See Item 5)
-------------------------------------------------------------------------
14.  Type of Reporting Person
     CO

     This Amendment No. 7 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on February 4, 1998, on behalf of Northwest Airlines Holdings Corporation, a Delaware corporation (formerly Northwest Airlines Corporation, "Holdings"), as amended by Amendment No. 1 thereto filed on March 5, 1998, Amendment No. 2 thereto filed on May 1, 1998, Amendment No. 3 thereto filed on November 30, 1998, Amendment No. 4 thereto filed on November 2, 2000, Amendment No.5 thereto filed on November 8, 2000, and Amendment No. 6 thereto filed on November 20, 2000. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D, as amended.


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

Item 1.        SECURITY AND ISSUER

     Item 1 of the the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No.5 and Amendment No. 6 thereto, is hereby amended and restated:

     The class of equity security to which this statement relates is the Class B Common Stock, $0.01 par value ("Issuer Class B Common Stock") of Continental Airlines, Inc., a Delaware corporation (the "Issuer").

     On January 22, 2001 each of the 1,975,945 shares of the Issuer's Class A Common Stock ("Issuer Class A Common Stock")then held by Northwest Airlines Corporation was reclassified into 1.32 shares of Class B Common Stock.

     The principal executive offices of the Issuer are located at 2929 Allen Parkway, Houston, Texas 77019.


Item 4.        PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No.5 and Amendment No. 6 thereto, is hereby amended and supplemented by adding the following at the end thereof:

     On January, 22, 2001 the Issuer, Northwest Airlines Holdings
Corporation, Northwest Airlines Corporation, Northwest Airlines, Inc. and Air Partners, L.P. closed the transactions contemplated by the definitive agreements entered into by such parties on November 15, 2000 and described above.

Item 5         INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No.5 and Amendment No. 6 thereto, is hereby amended and supplemented by adding the following at the end thereof:

     On January 22, 2001 the Issuer repurchased 6,685,279 shares of Issuer Class A Common Stock for $450,000,000 from Northwest Airlines Holdings Corporation and Northwest Airlines Corporation. On the same date, the remaining 1,975,945 shares of Issuer Class A Common Stock held by Northwest Airlines Corporation were converted into 2,608,247 shares of Issuer Class B Common Stock, over which it has sole voting and dispositive power, and which represent 4.9% of the total outstanding shares of Issuer Class B Common Stock.

     On January 22, 2001, Northwest Airlines Corporation ceased to be the beneficial owner of more than five percent of Issuer Class A Securities.


Item 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THEISSUER

The response to Item 4 above is incorporated in this Item 6 by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January, 25, 2001

                                  NORTHWEST AIRLINES CORPORATION


                                  By:  /s/ Douglas M. Steenland
                                       -----------------------------
                                       Douglas M. Steenland
                                       Executive Vice President,
                                       General Counsel and Secretary































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